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                             January 27, 2021

       Christopher Anzalone
       Chief Executive Officer
       Arrowhead Pharmaceuticals, Inc.
       177 E. Colorado Blvd, Suite 700
       Pasadena, California 91105

                                                        Re: Arrowhead
Pharmaceuticals, Inc.
                                                            Form 10-K for the
fiscal year ended September 30, 2020
                                                            Filed November 23,
2020
                                                            File No. 001-38042

       Dear Mr. Anzalone:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comments, we may have additional comments.

       Form 10-K for the fiscal year ended September 30, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Operating Expenses, page 55

   1. You have omitted a discussion and analysis of changes in operating expenses between FY
                                                        2019 and FY 2018. In
future filings, please provide a complete discussion and analysis of operating results for
each period presented, or identify the location in the prior filing where the omitted
discussion may be found in accordance with with Instruction 1 to Item
                                                        303(a) of Regulation
S-K.
       Research and Development Expenses, page 55

   2. Please expand your presentation to include a quantification of development costs for individual research and
development projects, as presented in the pipeline chart on page 1, and an explanation of
key factors underlying changes in these amounts from the earliest
 Christopher Anzalone
Arrowhead Pharmaceuticals, Inc.
January 27, 2021
Page 2
         period presented. If you do not separately track costs by individual project, please disclose this fact.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Li Xiao at 202-551-4391 with any questions.



FirstName LastNameChristopher Anzalone                         Sincerely,
Comapany NameArrowhead Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
January 27, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName